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                              May 1, 2024

       Dr. Babak A. Taheri
       Chief Executive Officer
       Silvaco Group, Inc.
       4701 Patrick Henry Drive, Building #23
       Santa Clara, CA 95054

                                                        Re: Silvaco Group, Inc.
                                                            Amendment No. 2 to
Form S-1
                                                            Filed on April 30,
2024
                                                            File No. 333-278666

       Dear Dr. Babak A. Taheri:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amended Form S-1 Filed on April 30, 2024

       Preliminary Results for the Three Months Ended March 31, 2024 (Unaudited), page 8

   1. We note your disclosure of a preliminary estimated range of operating income for the quarter ended March 31,
2024. Tell us whether you have available preliminary estimates of net income (loss)
for the quarter ended March 31, 2024. If so, please disclose or explain to us your
consideration of why such disclosure would not be appropriate.
 Dr. Babak A. Taheri
FirstName  LastNameDr.  Babak A. Taheri
Silvaco Group, Inc.
Comapany
May  1, 2024NameSilvaco Group, Inc.
May 1,
Page 2 2024 Page 2
FirstName LastName
       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Drew Valentine